Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA Investor Relations Else-Kröner-Str. 1 61352 Bad Homburg Germany Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America: Terry L. Morris

	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com
Internet: www.fmc-ag.com

November 2, 2010

Fresenius Medical Care Reports Excellent Third Quarter and Nine
Months Results and Improves Outlook for 2010

3rd Quarter 2010 Summary:

Net revenue	$3,058 million	+ 6%

Operating income (EBIT)	$493 million	+ 9%

Net income1	$248 million	+ 10%

Earnings per share	$0.82	+ 9%

Nine Months 2010 Summary:

Net revenue	$8,886 million	+ 8%

Operating income (EBIT)	$1,385 million	+ 10%

Net income1	$707 million	+ 10%

Earnings per share	$2.35	+ 9%

1 Net income attributable to Fresenius Medical Care AG & Co. KGaA

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	1 of 18

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the Company or FMC AG & Co. KGaA; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the third quarter and the first nine months of 2010.

3rd Quarter 2010:

Revenue

Net revenue for the third quarter of 2010 increased by 6% to $3,058 million (+7% at constant currency) compared to the third quarter of 2009. Organic revenue growth worldwide was 6%. Dialysis services revenue grew by 8% to $2,321 million (+9% at constant currency) in the third quarter of 2010. Dialysis product revenue decreased by 1% to $737 million and increased by 3% at constant currency in the same period.

North America revenue increased by 6% to $2,071 million. Organic revenue growth was 6%. Dialysis services revenue grew by 7% to $1,863 million. Average revenue per treatment for U.S. clinics increased to $359 in the third quarter of 2010 compared to $348 for the same quarter in 2009 and $356 for the second quarter of 2010. This development was attributable principally to reimbursement increases. Dialysis product revenue slightly decreased from $209 million in the third quarter of 2009 to $208 million in the third quarter of 2010. Sales performance was impacted favorably by higher sales of bloodlines and machines as well as higher product sales in the home therapy market. This was offset by changes in the dialysis products mix and lower Medicare average selling prices (ASP) for the intravenous iron product Venofer®.

International revenue increased by 5% to $987 million. Based on constant currency, revenue grew by 9%. Organic revenue growth was 5%. Dialysis services revenue was $458 million, an increase of 13% (+17% at constant currency). Dialysis product revenue decreased by 1% to $529 million compared to the corresponding figure last year and increased by 4% at constant currency, led by increased sales of dialyzers, machines and bloodlines as well as products for acute care treatments.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	2 of 18

Earnings

Operating income (EBIT) for the third quarter of 2010 increased by 9% to $493 million compared to $451 million in the third quarter of 2009 resulting in an operating margin of 16.1% compared to 15.6% for the corresponding quarter in 2009.

In North America, the operating margin increased from 16.7% to 18.1%. The margin development benefitted primarily from an increase in revenue per treatment as well as the effect of economies of scale.

In the International segment, the operating margin decreased from 16.7% to 15.8% due to lower gross profit margins of acquired clinics in Europe and Asia-Pacific, the impact of Venezuelan hyperinflation and higher bad debt expense. This was partially offset by economies of scale and favorable currency effects.

Net interest expense for the third quarter of 2010 was $70 million compared to $75 million in the comparable quarter of 2009, mainly attributable to lower short-term interest rates.

Income tax expense was $153 million for the third quarter of 2010 compared to $131 million in the third quarter of 2009, reflecting effective tax rates of 36.2% and 35.0%, respectively. The tax rate for full year 2010 is expected to be between 34.5% and 35.5%.

Net income attributable to FMC AG & Co. KGaA for the third quarter of 2010 was $248 million, an increase of 10% compared to the same quarter of 2009.

Earnings per share (EPS) for the third quarter of 2010 rose by 9% to $0.82 per ordinary share compared to $0.76 for the third quarter of 2009. The weighted average number of shares outstanding for the third quarter of 2010 was approximately 301.2 million shares compared to 298.3 million shares for the third quarter of 2009. The increase in shares outstanding resulted from stock option exercises in the past twelve months.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	3 of 18

Cash Flow

In the third quarter of 2010, the Company generated $384 million in cash from operations, representing approximately 13% of revenue. The cash flow generation was supported by increased earnings.

A total of $121 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $263 million compared to $304 million in the third quarter of 2009. A total of $87 million in cash was spent for acquisitions, net of divestitures. Free Cash Flow after acquisitions and divestitures was $176 million compared to $278 million in the third quarter of last year.

Nine Months of 2010:

Revenue and Earnings

Net revenue for the first nine months of 2010 was $8,886 million, up 8% from the first nine months of 2009. At constant currency, net revenue also rose 8%. Organic growth was 6% in the first nine months of 2010.

Operating income (EBIT) for the first nine months of 2010 increased by 10% to $1,385 million compared to $1,265 million in the first nine months of 2009, resulting in an operating margin of 15.6% compared to 15.4% for the first nine months of 2009.

Net interest expense for the first nine months of 2010 was $206 million compared to $225 million in the same period of 2009.

Income tax expense was $410 million in the first nine months of 2010 compared to $345 million in the same period of 2009, reflecting effective tax rates of 34.7% and 33.2%, respectively.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	4 of 18

For the first nine months of 2010, net income attributable to FMC AG & Co. KGaA was $707 million, up 10% from the first nine months of 2009.

In the first nine months of 2010, earnings per ordinary share rose 9% to $2.35. The weighted average number of shares outstanding during the first nine months of 2010 was approximately 300.3 million.

Cash Flow

Cash from operations during the first nine months of 2010 was $1,027 million compared to $880 million for the same period in 2009, representing approximately 12% of revenue.

A total of $339 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first nine months of 2010 was $688 million compared to $492 million in the same period in 2009. A total of $239 million in cash was spent for acquisitions, net of divestitures. Free Cash Flow after acquisitions and divestitures was $449 million compared to $385 million in the first nine months of last year.

Please refer to the attachments for a complete overview on the third quarter and first nine months of 2010 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of September 30, 2010, Fresenius Medical Care treated 210,191 patients worldwide, which represents an 9% increase compared to the previous year. North America provided dialysis treatments for 135,746 patients, the number of patients treated rose by 4%. Including 30 clinics managed by Fresenius Medical Care North America the number of patients in North America was 137,623. The International segment served 74,445 patients, the number of patients treated increased by 20%.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	5 of 18

As of September 30, 2010, the Company operated a total of 2,716 clinics worldwide, which represents an 8% increase compared to the previous year. The number of clinics is comprised of 1,809 clinics in North America (1,839 including managed clinics) and 907 clinics in the International segment, representing an increase of 3% and 19%, respectively.

Fresenius Medical Care delivered approximately 23.41 million dialysis treatments worldwide during the first nine months of 2010. This represents an increase of 7% compared to the corresponding period last year. North America accounted for 15.51 million treatments, an increase of 5%, and the International segment delivered 7.9 million treatments, an increase of 11%.

Employees

As of September 30, 2010, Fresenius Medical Care had 72,812 employees (full-time equivalents) worldwide compared to 67,988 employees at the end of 2009. The increase of approximately 4,800 employees is due to overall growth in the Company’s business and acquisitions.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased from 2.62 at the end of the third quarter of 2009 to 2.37 at the end of the third quarter 2010. At the end of 2009, the debt/EBITDA ratio was 2.46.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	6 of 18

Rating

Standard & Poor’s Rating Services continued to rate the Company’s corporate credit as ‘BB’ with a ‘positive’ outlook. Moody’s continued to rate the Company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. Fitch rates the Company’s corporate credit as ‘BB’. On August 3, 2010, Fitch raised the outlook from ‘stable’ to ‘positive’. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Agreement to acquire Gambro’s worldwide peritoneal dialysis business

On August 26, 2010, Fresenius Medical Care announced that it had signed an agreement to acquire Gambro’s worldwide peritoneal dialysis (PD) business. Gambro decided to prioritize its investments in the hemodialysis field. Fresenius Medical Care is taking advantage of this opportunity to expand its activities in the homecare market, especially in Europe and Asia-Pacific. Completion of the acquisition is still subject to regulatory approvals by the relevant antitrust authorities as well as works council consultations in some jurisdictions.

Extension of credit agreement

On October 1, 2010, Fresenius Medical Care announced successful completion of the upsizing and extension of its senior secured credit facility. The refinancing of the revolving facility and Term Loan A enables the Company to upsize these facilities by $250 million for a total facility of $2.565 billion. The new agreement was extended from March 31, 2011, to March 31, 2013, matching the final maturity of the $1.546 billion Term Loan B. The facilities will be used for general corporate purposes and working capital needs.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	7 of 18

Improved Outlook for 2010

Based on the strong operational performance in the first nine months of 2010, the Company improves its outlook for the full year 2010 and now expects net income attributable to FMC AG & Co. KGaA to be between $960 million and $980 million.  Previously, the Company expected net income in the range of $950 million to $980 million.

Revenue is still expected to grow to more than $12 billion.

For 2010 the Company expects to spend $550 million to $650 million on capital expenditures and up to $500 million on acquisitions. The debt/EBITDA ratio is expected to be below 2.5 by the end of 2010.

“Given our excellent third quarter results, we have improved our guidance for the full year 2010.” said Ben Lipps, Chief Executive Officer of Fresenius Medical Care. “Our operating performance in North America has continued to develop favorably, and we have seen good treatment growth. In International, we have continued to expand our clinic network with significant dialysis clinic acquisitions in selected countries. We remain focused to continuously improve our quality performance and operating efficiency.”

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter and the first nine months of 2010 on Tuesday, November 2, 2010, at 3:30 p.m. CET / 10:30 a.m. EDT. The Company invites investors to listen to the live webcast of the call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	8 of 18

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,716 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 210,191 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	9 of 18

Fresenius Medical Care	Three Months Ended			Nine Months Ended
Statement of Earnings	September 30,			September 30,
(in US-$ thousands, except share data)	2010	2009	% Change	2010	2009	% Change
(unaudited)

Net revenue
Dialysis Care	2,321,175	2,146,349	8.1%	6,716,280	6,123,774	9.7%
Dialysis Products	736,930	742,320	(0.7)%	2,170,153	2,088,274	3.9%
Total net revenue	3,058,105	2,888,669	5.9%	8,886,433	8,212,048	8.2%

Cost of revenue	2,003,627	1,910,168	4.9%	5,856,055	5,439,530	7.7%
Gross profit	1,054,478	978,501	7.8%	3,030,378	2,772,518	9.3%
Selling, general and administrative	538,434	504,520	6.7%	1,578,128	1,443,206	9.3%
Research and development	22,794	22,656	0.6%	67,256	64,508	4.3%
Operating income (EBIT)	493,250	451,325	9.3%	1,384,994	1,264,804	9.5%

Interest income	(4,719)	(4,624)	2.1%	(18,802)	(16,797)	11.9%
Interest expense	75,086	79,769	(5.9)%	224,818	241,466	(6.9)%
Interest expense, net	70,367	75,145	(6.4)%	206,016	224,669	(8.3)%
Income before taxes	422,883	376,180	12.4%	1,178,978	1,040,135	13.3%
Income tax expense	152,904	131,687	16.1%	409,507	345,436	18.5%
Net income	269,979	244,493	10.4%	769,471	694,699	10.8%
Less: Net income attributable to Noncontrolling interests	22,191	19,193	15.6%	62,298	50,180	24.1%
Net income attributable to FMC AG & Co. KGaA	247,788	225,300	10.0%	707,173	644,519	9.7%

Operating income (EBIT)	493,250	451,325	9.3%	1,384,994	1,264,804	9.5%
Depreciation and amortization	123,959	118,291	4.8%	369,324	334,133	10.5%
EBITDA	617,209	569,616	8.4%	1,754,318	1,598,937	9.7%

Total bad debt expenses	49,340	50,189		165,037	159,078

Earnings per ordinary share	$0.82	$0.76	8.9%	$2.35	$2.16	8.9%
Earnings per ordinary ADS	$0.82	$0.76	8.9%	$2.35	$2.16	8.9%

Weighted average number of shares
Ordinary shares	297,244,371	294,443,038		296,370,673	294,181,563
Preference shares	3,914,044	3,857,335		3,901,126	3,832,367

Percentages of revenue
Cost of revenue	65.5%	66.1%		65.9%	66.2%
Gross profit	34.5%	33.9%		34.1%	33.8%
Selling, general and administrative	17.6%	17.5%		17.8%	17.6%
Research and development	0.7%	0.8%		0.8%	0.8%
Operating income (EBIT)	16.1%	15.6%		15.6%	15.4%
Interest expense, net	2.3%	2.6%		2.3%	2.7%
Income before taxes	13.8%	13.0%		13.3%	12.7%
Income tax expense	5.0%	4.6%		4.6%	4.2%
Net income attributable to Noncontrolling interests	0.7%	0.7%		0.7%	0.6%
Net income attributable to FMC AG & Co. KGaA	8.1%	7.8%		8.0%	7.8%

EBITDA	20.2%	19.7%		19.7%	19.5%

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	10 of 18

Fresenius Medical Care	Three Months Ended			Nine Months Ended
Segment and Other Information	September 30,			September 30,
(in US-$ million)	2010	2009	% Change	2010	2009	% Change
(unaudited)

Net revenue
North America	2,071	1,950	6.3%	6,058	5,600	8.2%
International	987	939	5.1%	2,828	2,612	8.3%
Total net revenue	3,058	2,889	5.9%	8,886	8,212	8.2%

Operating income (EBIT)
North America	374	325	15.2%	1,014	894	13.4%
International	156	156	(0.2)%	480	457	5.1%
Corporate	(37)	(30)	23.8%	(109)	(86)	26.8%
Total operating income (EBIT)	493	451	9.3%	1,385	1,265	9.5%

Operating income in percentage of revenue
North America	18.1%	16.7%		16.7%	16.0%
International	15.8%	16.7%		17.0%	17.5%
Total	16.1%	15.6%		15.6%	15.4%

Employees
Full-time equivalents				72,812	67,245

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	11 of 18

Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly	Three Months Ended		Nine Months Ended
comparable US-GAAP financial measures	September 30,		September 30,
(in US-$ million)	2010	2009	2010	2009
(unaudited)

Segment information North America
Net revenue	2,071	1,950
Costs of revenue and research and development	1,352	1,309
Selling, general and administrative	345	316
Costs of revenue and operating expenses	1,697	1,625
Operating income (EBIT)	374	325

In percent of revenue	18.1%	16.7%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	390	376
less internal sales	(182)	(167)
Dialysis Products external sales	208	209
International
Dialysis Products revenue incl. internal sales	628	627
less internal sales	(99)	(94)
Dialysis Products external sales	529	533

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			1,754	1,599
Interest expense, net			(206)	(225)
Income tax expense			(410)	(345)
Change in working capital and other non cash items			(111)	(149)
Net cash provided by operating activities			1,027	880

Annualized EBITDA
Operating income (EBIT) last twelve months			1,876	1,697
Depreciation and amortization last twelve months			492	443
Non cash charges			48	48
Annualized EBITDA			2,416	2,188

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	12 of 18

Fresenius Medical Care	September 30,	December 31,
Balance Sheet	(unaudited)	(audited)
(in US-$ million)	2010	2009

Assets
Current assets	5,346	4,728
Intangible assets	8,560	8,371
Other non-current assets	2,790	2,722
Total assets	16,696	15,821

Liabilities and equity
Current liabilities	3,770	2,610
Long-term liabilities	5,457	6,181
Total equity	7,469	7,030
Total liabilities and equity	16,696	15,821

Equity/assets ratio:	45%	44%

Debt
Short-term borrowings	623	316
Short-term borrowings from related parties	10	10
Current portion of long-term debt and capital lease obligations	158	158
Trust Preferred Securities - current portion	634	-
Long-term debt and capital lease obligations, less current portion	4,311	4,428
Trust Preferred Securities	-	656
Total debt	5,736	5,568

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	13 of 18

Fresenius Medical Care
Cash Flow Statement
Nine Months Ended September 30,	2010	2009
(in US-$ million)
(unaudited)

Operating activities
Net income	769	695
Depreciation / amortization	369	334
Change in working capital and other non cash items	(111)	(149)
Cash Flow from operating activities	1027	880

Investing activities
Purchases of property, plant and equipment	(350)	(398)
Proceeds from sale of property, plant and equipment	11	10
Capital expenditures, net	(339)	(388)
Free Cash Flow	688	492

Acquisitions, net of cash acquired and net purchases of intangible assets	(247)	(109)
Proceeds from divestitures	8	2
Acquisitions, net of divestitures	(239)	(107)
Free Cash Flow after acquisitions	449	385
Investments, net of repayments	(131)	50
Free Cash Flow after investing activities	318	435

Financing activities
Change in accounts receivable securitization program	281	(335)
Change in intercompany debt	—	(68)
Change in other debt	(125)	212
Proceeds from exercise of stock options	93	26
Distributions to noncontrolling interest	(87)	(48)
Contributions from noncontrolling interest	19	8
Dividends paid	(232)	(232)
Cash Flow from financing activities	(51)	(437)

Effects of exchange rates on cash	4	4
Net increase in cash	271	2

Cash at beginning of period	301	222
Cash at end of period	572	224

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	14 of 18

Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended September 30,	2010	cc	2009	cc
(in US-$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,071,457		1,949,384
Growth year-over-year	6.3%		10.1%

Dialysis Care	1,863,088		1,740,040
Growth year-over-year	7.1%		9.7%
U.S. per treatment	359		348
Per treatment	351		342
Sequential growth	0.8%		1.2%
Growth year-over-year	2.8%		4.1%

Dialysis Products
incl. internal sales	390,336		375,788
Growth year-over-year	3.9%		17.1%
External sales	208,369		209,343
Growth year-over-year	(0.5)%		13.6%

International
Net revenue	986,569		939,115
Growth year-over-year	5.1%	9.4%	(0.3)%	8.6%

Dialysis Care	458,087		406,309
Growth year-over-year	12.7%	16.7%	2.0%	12.2%
Per treatment	160	165	167	184
Sequential growth	0.5%		5.2%
Growth year-over-year	(4.6)%	(1.2)%	(6.4)%	2.9%

Dialysis Products
incl. internal sales	627,884		627,076
Growth year-over-year	0.1%	4.6%	(0.3)%	8.0%
External sales	528,482		532,806
Growth year-over-year	(0.8)%	3.8%	(2.0)%	5.9%

cc = at constant exchange rates

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	15 of 18

Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended September 30,	2010	2009
(unaudited)

North America
Number of treatments	5,281,436	5,060,911
Treatments per day	66,854	64,062
Per day sequential growth	0.5%	1.0%
Per day year-over-year growth	4.4%	4.8%
Same market growth year-over-year	4.3%	3.6%

International
Number of treatments	2,868,115	2,427,410
Same market growth year-over-year	5.6%	4.5%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended September 30,	2010	2009
(unaudited)

North America
Costs of revenue and operating expenses
Percent of revenue	81.9%	83.3%
Selling, general and administrative
Percent of revenue	16.7%	16.2%
Bad debt expenses
Percent of revenue	2.2%	2.5%
Dialysis Care operating expenses/treatment (in US-$)	284	283
Sequential growth	(1.1)%	(0.6)%
Growth year-over-year	0.4%	3.3%

Total Group
Costs of revenue and operating expenses
Percent of revenue	83.9%	84.4%
Selling, general and administrative
Percent of revenue	17.6%	17.5%
Effective tax rate	36.2%	35.0%

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	16 of 18

Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended September 30,	2010	2009
(in US-$ thousands, except number of de novos)
(unaudited)

Total Group
Operating Cash Flow	383,671	443,168
Percent of revenue	12.5%	15.3%

Free Cash Flow before acquisitions	262,258	304,345
Percent of revenue	8.6%	10.5%

Acquisitions, net of divestitures	87,394	26,742

Capital expenditures, net	121,413	138,823
Percent of revenue	4.0%	4.8%

Maintenance	69,987	52,136
Percent of revenue	2.3%	1.8%

Growth	51,426	86,687
Percent of revenue	1.7%	3.0%

Number of de novos	28	23
North America	15	18
International	13	5

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
September 30,	2010	2009
(unaudited)

Total Group
Debt (in US-$ million)	5,736	5,739
Debt/EBITDA	2.4	2.6

North America
Days sales outstanding	53	55

International
Days sales outstanding	114	112

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	17 of 18

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended September 30,	2010	2009

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12g/dl	69%	64%
Hemoglobin = 10-13g/dl	88%	87%
Albumin >= 3.5 g/dl 1)	82%	82%
Phosphate = 3.5-5.5mg/dl	57%	54%
Hospitalization Days per patient 2) (12 months ending September 30)	9.8	10.0

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.7	3.6
Average body weight (in kg)	81	80
Prevalence of diabetes	55%	54%

1) International standard BCR CRM470
2) Hospitalization data for 2009 includes legacy RCG facilities

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended September 30,	2010	2009

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin = 10-12g/dl	54%	53%
Hemoglobin = 10-13g/dl	76%	76%
Albumin >= 3.5 g/dl 1)	86%	87%
Phosphate = 3.5-5.5mg/dl	61%	60%
Hospitalization Days per patient (12 months ending September 30)	9.4	8.7

Demographics
Europe, Middle East and Africa
Average age (in years)	64	64
Average time on dialysis (in years)	4.9	4.7
Average body weight (in kg)	70	70
Prevalence of diabetes	29%	28%

1) International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, November 2, 2010	18 of 18